FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of April 2003

                                  29 April 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|     Form 40-F |_|


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes |_|           No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NDS Group plc

Date:      29th April 2003
                                             By:  /s/ CRK Medlock
                                                  ---------------------
                                                  CRK Medlock
                                                  Chief Financial Officer

             NDS Group PLC Reports Increased Revenues and
           Major New Contract Wins in Third Quarter Results

    LONDON--April 29, 2003--

    Highlights:

    --  Revenue increased by 7% to GBP65 million

    -- New platform win - NDS to provide VideoGuard(TM) conditional access to Modern Times Group's DTH platform Viasat

    -- Sky Italia selected NDS as the key technology provider for the merged Stream-Telepiu platform in Italy

    -- Australia's FOXTEL selected NDS as prime integrator and provider of key digital technology solutions for full digital service

    -- Just under 9 million smart cards shipped during quarter, including start of BSkyB changeover

    --  Total active NDS smart cards stands at 32.6 million

    NDS Group plc, a News Corporation company and the world's leading provider of conditional access systems and interactive applications for digital pay TV, today announced its unaudited results for the quarter ended 31 March 2003 (Q3 FY03).
    Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said:
    "NDS has completed a very satisfying quarter with increased revenues and new platform wins. Even with the continued challenging market conditions, NDS has won a new platform in Europe, Viasat, and has established a strong stake in the Australian market with FOXTEL. We are also working on an aggressive schedule to meet the challenges of Italy's new combined satellite platform, Sky Italia".
    Rick Medlock, Chief Financial Officer, added: "NDS continues to weather the tough market conditions, reporting growth in revenues and continuing excellent profitability. Our business model is built around long term relationships with leading pay-TV operators and the three contracts with Viasat, FOXTEL and Sky Italia further broadens our customer base and provide excellent opportunities for the future".

Key Statistics

               3 months 3 months          9 months   9 months
                  to       to                 to        to
               31 March 31 March      %    31 March  31 March      %
                 2003     2002    change     2003      2002    change
-------------- -------- -------- -------- ---------- -------- --------
GBP'000
-------------- -------- -------- -------- ---------- -------- --------
Revenues        64,620   60,125       +7%   184,115  175,774       +5%
-------------- -------- -------- -------- ---------- -------- --------
Operating
 Income,
 before
 amorti-sation
 & exceptional
 costs          14,018   14,619       -4%    38,105   40,331       -6%
-------------- -------- -------- -------- ---------- -------- --------
Operating
 Margin %         21.7%    24.3%    -2.6%      20.7%    22.9%    -2.2%
-------------- -------- -------- -------- ---------- -------- --------
Exceptional
 costs           1,052        -        -      3,349        -        -
-------------- -------- -------- -------- ---------- -------- --------
EBITA           12,966   14,619      -11%    34,756   40,331      -14%
-------------- -------- -------- -------- ---------- -------- --------
Net Income       7,124    9,045      -21%    18,876   24,871      -24%
-------------- -------- -------- -------- ---------- -------- --------

-------------- -------- -------- -------- ---------- -------- --------
        $'000
-------------- -------- -------- -------- ---------- -------- --------
Revenues       101,453   94,396       +7%   289,061  275,965       +5%
-------------- -------- -------- -------- ---------- -------- --------
Operating
 Income,
 before
 amortisation
 & exceptional
 costs          22,008   22,952       -4%    59,825   63,320       -6%
-------------- -------- -------- -------- ---------- -------- --------
Operating
 Margin %         21.7%    24.3%    -2.6%      20.7%    22.9%    -2.2%
-------------- -------- -------- -------- ---------- -------- --------
Exceptional
 costs           1,652        -        -      5,258        -        -
-------------- -------- -------- -------- ---------- -------- --------
EBITA           20,356   22,952      -11%    54,567   63,320      -14%
-------------- -------- -------- -------- ---------- -------- --------
Net Income      11,185   14,201      -21%    29,635   39,047      -24%
-------------- -------- -------- -------- ---------- -------- --------

-------------- -------- -------- -------- ---------- -------- --------
Subscribers
-------------- -------- -------- -------- ---------- -------- --------
Net Subscriber
 Additions       0.8      0.8             3.0        3.6
                million  million          million    million
-------------- -------- -------- -------- ---------- -------- --------
Subscribers at
 end of period  32.6     28.1               32.6      28.1
                million  million            million   million
-------------- -------- -------- -------- ---------- -------- --------

    1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.57 = GBP1.00, the closing rate of exchange on 31 March 2003.

    2. The Company has defined operating income before charges for the amortisation of intangible assets acquired as part of a business combination (EBITA) as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the amortisation charge arising from acquisitions. Operating income after such amortisation can be found in the attached tables. We have also presented figures for EBITA before exceptional items, so that period to period comparisons are not distorted by these unusual items.

    OPERATIONAL REVIEW

    Underlying Business

    Despite continued uncertainty in the world economic outlook NDS is able to report another increase in revenues in the quarter. We have continued to supply smart cards to DIRECTV, as part of a card replacement programme, and to other customers to support a total of
32.6 million active smart cards as at 31 March 2003. There has been modest growth across all regions, although Latin America remains very weak. During the quarter we shipped just under 9 million cards, including the first part of a changeover for BSkyB.
    Upgrades and enhancements continue to be delivered as well as support and maintenance services to our customer base, although there were no major contract completions in the quarter. Royalties receivable from set-top box manufacturers increased in the quarter following declines of recent quarters. Our revenues from new technologies were boosted by licence income derived from our OpenBet(TM) software developed through Orbis, who had an exceptionally strong quarter.
    Although our margins are lower than in the previous financial year as a result of revenue mix and volume discounts granted to certain customers, our underlying cost base is lower than twelve months ago. EBITA, before exceptional costs has decreased by 4%, which we consider to be a creditable performance in the current economic circumstances.

    New Business

    We have had a very successful quarter in winning new business.

    -- Against fierce competition, NDS won the contract to provide Viasat, the Modern Times Group's pay and free TV satellite broadcasting division, with NDS's VideoGuard(TM) conditional access. Viasat's digital pay-TV platform covers the Nordic region in Sweden, Norway, Denmark and Finland. NDS's conditional access was chosen by Viasat to provide better functionality, add new services to increase ARPU and to help resolve a significant piracy issue.

    -- The European and Italian authorities have approved the merger of the Stream and Telepiu platforms in Italy and NDS is working on providing a single conditional access system for the merged business, together with additional NDS products.

    -- Australia's leading subscription TV provider, FOXTEL, selected NDS to deliver an end to end system for the launch of their full digital service. This is one of the first public contracts to be announced following the protracted debate in Australia concerning the governance of digital broadcast.

    -- Orbis was selected by BSkyB to develop its SkyBet gaming and betting applications. Orbis already supplies an interactive betting solution to BSkyB to power its online betting service.

    -- NDS Visionik delivers first interactive TV game to MTV. NDS has had a long term relationship with MTV in the UK - this quarter launching applications: "Let's Get Flirty" - a Valentine's Day application; "The Osbournes Go Interactive". The addition of the Visionik games will provide added value to the NDS relationship with MTV building on existing successes of MTV Europe Music Awards 2001 and 2002.

    Litigation

    For information regarding litigation affecting the Company, reference is made to Note 2a of the unaudited financial information that accompanies this announcement.

    FINANCIAL REVIEW

    Revenues

    Revenues for the quarter ended 31 March 2003 were GBP64.6 million, a 7% increase from GBP60.1 million in the same quarter of the previous financial year. For the nine-month period, revenues increased by 5% to GBP184.1 million from GBP175.8 million.
    Conditional access revenues were GBP41.9 million for the quarter, compared to GBP33.3 million for the same period in the previous year. For the nine-month period, conditional access revenues were GBP115.1 million, compared to GBP83.4 million. The increase is due to significant shipments of smart cards for DIRECTV; we commenced shipments of the new generation card in February 2002 and our current card order from DIRECTV is expected to be completed during the fourth quarter. The base of active smart cards protecting our customers' revenues rose by 800,000 in the quarter to 32.6 million at 31 March 2003. There was modest growth on all significant platforms, but overall the rate of growth was slower than in previous quarters.
    Revenues from integration, development and support for the quarter were GBP7.8 million, compared to GBP11.3 million in the same quarter of the previous financial year. For the nine-month period, revenues in this category were GBP26.7 million, compared to GBP34.3 million. We have previously highlighted the fact that project revenues in this category can vary significantly from period to period as a consequence of our revenue recognition policies, whereby project revenues are only recognised once certain criteria have been met. Comparative figures included the revenues from system deployment in 2002 at SkyLife in Korea. Apart from regular support and maintenance income, revenues in the current quarter were mainly derived from enhancements and from integration work performed for an increasing number of set-top box manufacturers.
    Licence fees and royalties amounted to GBP5.4 million for the quarter and GBP15.9 million for the nine-month period, compared to GBP6.7 million and GBP23.8 million, respectively for the equivalent periods of the previous financial year. The timing of software delivery and acceptance can significantly affect period-on-period comparisons. During the quarter, the only significant licence fees recognised were related to previous system deliveries where revenue had been deferred in accordance with our accounting policies. Royalties received from set-top box manufacturers were higher than in recent quarters, possibly due to consumers upgrading or replacing their decoders.
    Revenues from new technologies amounted to GBP9.0 million in the quarter and GBP23.0 million for the nine-month period, compared to GBP8.5 million and GBP26.8 million, respectively for the equivalent periods of the previous financial year. During the quarter we earned significant revenues from licences and system enhancements relating to our OpenBet(TM) software from customers in the UK and Asia. Additionally, we earned initial revenues under a new three-year contract with BSkyB who are using OpenBet(TM) to support their interactive betting and gaming applications.
    Reported sterling revenues have been adversely affected by the decline in the relative value of the US Dollar, in particular because approximately 65% of revenues were denominated in US Dollars in the period.

    Margins

    Gross margin was 58.2% for the quarter and 57.8% for the nine-month period, both of which are about nine percentage points lower than in the previous year. This is due to revenue mix and exchange rate movements, exacerbated by the very high sales of cards to DIRECTV which are at a lower price due to volume discounts.

    Operating Expenses

    Sales and marketing costs and research and development expenditure are lower compared with the same periods in the previous financial year. This is as a result of cost-saving measures introduced in the second part of last year and from reduced discretionary expenses. We have also benefited from the decline in the relative value of the US Dollar, which has the effect of reducing the reported sterling costs, especially of our Israel and US operations. General and administrative costs are in line with the previous year, with staff-cost savings being substantially off-set by higher property costs and legal and professional fees. Fluctuations in sterling exchange rates have generated gains in the quarter of GBP0.8 million and GBP0.9 million for the nine-month period, compared to losses of GBP0.1 million and GBP0.9 million, respectively, in the previous financial year.

    Exceptional costs

    We have incurred exceptional legal costs of GBP0.6 million in the quarter (GBP 2.9 million for the nine-month period) in connection with the two lawsuits and the investigation. No provision has been made for future costs or other payments.
    During the quarter we incurred a charge of GBP0.5 million to write off an investment in a technology venture capital fund as, following discussions with the fund manager, we now believe that there is no realistic prospect of realizing value in the foreseeable future.

    Amortisation

    Amortisation of intangible fixed assets arising as a result of previous years' business acquisitions was GBP2.5 million in the quarter and GBP7.5 million for the nine-month period. The increase from the prior year reflects the additional intangible assets recognised during the fourth quarter of that year relating to the Orbis and Visionik acquisitions.

    Net income

    As a consequence of the factors outlined above, our underlying operating performance, as measured by operating income before exceptional costs and amortisation of intangibles was GBP14.0 million for the quarter and GBP38.1 million for the nine-month period, representing an operating margin of 21.7% and 20.7%, respectively. Net income was GBP7.1 million for the quarter and GBP18.9 million for the nine-month period.

    Working capital

    Inventory balances have reduced by GBP16.5 million compared to June 2002 as we continue to ship large volumes of cards to DIRECTV. We have also commenced the planned card changeover for BSkyB; this changeover is funded through monthly subscriber fees, therefore has no impact on revenues but the reduction in inventory is partially offset by a decrease in provisions of GBP4.9 million. The net book value of trade receivables has increased by GBP18.7 million. As well as reflecting higher billings in the final month of the quarter, receivables from DIRECTV have also increased. During the course of the litigation, we have taken a prudent view on recognising revenues from DIRECTV but have continued to invoice amounts as and when we consider that they fall due. As at 31 March 2003, approximately GBP25 million was receivable from DIRECTV, GBP16 million of which was past due. Current liabilities have declined substantially in the period. Customer deposits and deferred income has declined by GBP15.4 million, mainly as a result of having received payment from customers in the previous financial year for items where the revenue has been recognised in the current financial year.
    As a result of these large movements in working capital, operating cash flows have been significantly below operating income, at GBP2.3 million for the quarter and GBP8.6 million for the nine-month period. After allowing for interest, tax and capital payments, we experienced a net cash out-flow in the quarter of GBP0.9 million and GBP6.8 million for the nine-month period. As at 31 March 2003, we had cash balances of GBP91.1 million.

    About NDS

    NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    Cautionary Statement Concerning Forward-looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONFERENCE CALL

    Dr. Abe Peled, President and Chief Executive Officer and Rick
Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 2:00 pm UK time
(9:00am Eastern time) on Tuesday 29 April 2003.

UK & International: +44 (0) 208 401 1043
UK only free phone: 0500 101630
(Instant Replay: +44 (0) 208 288 4459 or 0500 637880 - Passcode:
463902)

USA Toll-free phone: (800) 513 7698
(Instant Replay: (703) 736 7336 or (800) 495 0250 - Passcode:
463902)

    The audio replay for the call will also be available on the NDS website www.nds.com from 30 April 2003.

                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
               FOR THE THREE MONTHS ENDED 31 MARCH 2003

                                                     3 months 3 months
                                                       ended    ended
                                                     31 March 31 March
                                              Notes     2003     2002
                                                     GBP'000  GBP'000
Revenues
Conditional access                                    41,872   33,264
Integration, development & support                     7,802   11,289
Licence fees & royalties                               5,358    6,668
New technologies                                       9,019    8,508
Other revenue                                            569      396
                                                     -------- --------
Total revenues                                        64,620   60,125
                                                     -------- --------

Cost of sales
Smart card & changeover provisions                   (20,452) (12,362)
Operations & support                                  (4,909)  (5,878)
Royalties                                             (1,497)  (1,044)
Other                                                   (172)    (373)
                                                     -------- --------
Total cost of sales                                  (27,030) (19,657)
                                                     -------- --------

Gross profit                                          37,590   40,468
                                                     -------- --------
Gross profit %                                          58.2%    67.3%

Operating expenses, excluding amortisation of
 intangible fixed assets and exceptional items
Sales & marketing expenses                            (3,500)  (3,635)
Research & development                               (16,178) (17,427)
General & administration                              (4,733)  (4,720)
Foreign exchange gains (losses)                          839      (67)
                                                     -------- --------
Total                                                (23,572) (25,849)
                                                     -------- --------

Operating income, before amortisation of
 intangible fixed assets and exceptional items        14,018   14,619
Operating income %                                      21.7%    24.3%

Amortisation of intangibles                           (2,514)  (1,724)
Exceptional costs                                 2   (1,052)       -
                                                     -------- --------
Operating profit                                      10,452   12,895

Net interest income                                      858      610
                                                     -------- --------
Profit on ordinary activities before tax              11,310   13,505
Taxation                                              (4,186)  (4,460)

                                                     -------- --------
Net profit                                             7,124    9,045
                                                     -------- --------

---------------------------------------------- ----- -----------------
Earnings per share                                4
    Basic                                              13.2p    17.0p
    Diluted                                            13.2p    16.6p

Adjusted earnings per share
    Basic                                              19.2p    20.2p
    Diluted                                            19.2p    19.7p
---------------------------------------------- ----- -----------------

                             NDS GROUP PLC
            UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                FOR THE NINE MONTHS ENDED 31 MARCH 2003

                                           9 months 9 months   Year
                                             ended    ended    ended
                                           31 March 31 March  30 June
                                     Notes    2003     2002     2002
                                           GBP'000  GBP'000  GBP'000
Revenues
Conditional access                         115,111   83,402   125,068
Integration, development & support          26,718   34,338    43,737
Licence fees & royalties                    15,886   23,824    30,615
New technologies                            23,007   26,782    33,338
Other revenue                                3,393    7,428     8,030
                                           -------- -------- ---------
Total revenues                             184,115  175,774   240,788
                                           -------- -------- ---------

Cost of sales
Smart card & changeover provisions         (54,718) (29,910)  (49,160)
Operations & support                       (15,937) (18,490)  (23,300)
Royalties                                   (3,217)  (3,228)   (4,397)
Other                                       (3,739)  (5,933)   (6,250)
                                           -------- -------- ---------
Total cost of sales                        (77,611) (57,561)  (83,107)
                                           -------- -------- ---------

Gross profit                               106,504  118,213   157,681
                                           -------- -------- ---------
Gross profit %                                57.8%    67.3%     65.5%

Operating expenses, excluding
 amortisation of intangible fixed
 assets and exceptional items
Sales & marketing expenses                 (10,300) (12,079)  (15,876)
Research & development                     (45,768) (51,398)  (68,738)
General & administration                   (13,194) (13,549)  (17,793)
Foreign exchange gains (losses)                863     (856)   (1,403)
                                           -------- -------- ---------
Total                                      (68,399) (77,882) (103,810)
                                           -------- -------- ---------

Operating income, before amortisation
 of intangible fixed assets and
 exceptional items                          38,105   40,331    53,871
Operating income %                            20.7%    22.9%     22.4%

Amortisation of intangibles                 (7,544)  (5,170)   (7,350)
Exceptional costs                        2  (3,349)       -    (3,826)
                                           -------- -------- ---------
Operating profit                            27,212   35,161    42,695

Share of associate's operating profit
 (loss)                                  3    (280)       -        21
Net interest income                          2,065    1,893     2,513
                                           -------- -------- ---------
Profit on ordinary activities before
 tax                                        28,997   37,054    45,229
Taxation                                   (10,121) (12,183)  (14,551)
                                           -------- -------- ---------
Net profit                                  18,876   24,871    30,678
                                           -------- -------- ---------

----------------------------------------------------------------------
Earnings per share                       4
    Basic                                    35.1p    46.7p     57.5p
    Diluted                                  34.9p    45.4p     56.1p

Adjusted earnings per share
    Basic                                    52.9p    56.4p     76.2p
    Diluted                                  52.7p    54.8p     74.3p
----------------------------------------------------------------------

                             NDS GROUP PLC
                 UNAUDITED CONSOLIDATED BALANCE SHEET
                          AS AT 31 MARCH 2003

                                                   31 March   30 June
                                            Notes     2003      2002
                                                    GBP'000   GBP'000
 Fixed assets
 Investments                                              -     2,337
 Intangible assets                                   69,336    76,492
 Tangible assets                                     16,285    17,694
                                                   --------- ---------
                                                     85,621    96,523
                                                   --------- ---------

 Current assets
 Investments                                              -       500
 Stocks                                              20,591    37,065
 Deferred tax asset                                   3,491     3,951
 Trade debtors and accrued income                    61,230    42,516
 Other debtors                                        4,596     5,433
 Cash                                                91,071    98,502
                                                   --------- ---------
                                                    180,979   187,967
                                                   --------- ---------

 Creditors falling due within one year
 Customer deposits and deferred income              (21,900)  (37,255)
 Due in respect of acquisitions                        (419)   (5,159)
 Other current liabilities                          (42,108)  (53,132)
                                                   --------- ---------
                                                    (64,427)  (95,546)
                                                   --------- ---------

 Net current assets                                 116,552    92,421
                                                   --------- ---------

 Total assets less current liabilities              202,173   188,944

 Creditors
 Amounts falling due after one year                  (1,262)   (1,445)

 Provisions for liabilities and charges             (18,763)  (23,691)

                                                   --------- ---------
 Net assets                                         182,148   163,808
                                                   --------- ---------


 Equity and capital reserves                    5
 Equity share capital                                   339       337
 Share premium & merger reserve                     177,593   163,262
 Shares to be issued                                      -    14,333
 Profit and loss account                           (171,049) (189,389)
 Capital contribution                               133,265   133,265
                                                   --------- ---------
                                                    140,148   121,808
 Non-equity capital                                  42,000    42,000
                                                   --------- ---------
 Total capital employed                             182,148   163,808
                                                   --------- ---------

                             NDS GROUP PLC
       UNAUDITED SUMMARISED STATEMENT OF CONSOLIDATED CASH FLOWS
                 FOR THE 9 MONTHS ENDED 31 MARCH 2003

                                            3 months  9 months  Year
                                              ended    ended    ended
                                            31 March 31 March 30 June
                                               2003     2003    2002
                                            GBP'000  GBP'000  GBP'000

Operating profit                             10,452   27,212   42,695

Non-cash operating costs                      4,981   14,028   16,323
Movement in working capital                 (13,120) (32,600)   8,898
                                            -------- -------- --------
Net cash inflow from operating activities     2,313    8,640   67,916

Net interest received                           728    1,971    2,565
Tax paid                                     (2,935) (10,207) (13,075)
Capital expenditure                            (985)  (4,103)  (6,417)
Acquisitions and disposals                        -   (3,077)  (1,222)
                                            -------- -------- --------
Cash generated (used)                          (879)  (6,776)  49,767

Proceeds from issue of shares                     -        -      525
Repayment of debt                                 -        -  (14,403)

                                            -------- -------- --------
Increase (decrease) in cash balances           (879)  (6,776)  35,889

Cash, beginning of period                    91,350   98,502   65,337
Foreign exchange translation differences        600     (655)  (2,724)

                                            -------- -------- --------
Cash, end of period                          91,071   91,071   98,502
                                            -------- -------- --------

    NOTES

    1. Basis of preparation and presentation

    These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2002 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2002 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report. In the opinion of management, the unaudited quarterly results reflect all adjustments necessary to present fairly the financial position, results of operations and cash flows of NDS. The unaudited quarterly results should be read in conjunction with the audited consolidated financial statements as of 30 June 2002.

    2. Exceptional items

                                     3 months   3 months
                                       ended      ended
                                      31 March   31 March
                                        2003       2002
                                      GBP'000    GBP'000

Costs incurred in connection with
 litigation                                587          -
Write down of investments                  465          -
                                     ---------- ----------
Costs incurred in connection with
 litigation                              1,052          -
                                     ---------- ----------

                                     9 months   9 months      Year
                                       ended      ended      ended
                                      31 March   31 March   30 June
                                        2003       2002       2002
                                      GBP'000    GBP'000    GBP'000

Costs incurred in connection with
 litigation                              2,884          -      1,558
Write down of investments                  465          -          -
Costs arising on disposal of surplus
 premises                                    -          -      2,268
                                     ---------- ---------- ----------
                                         3,349          -      3,826
                                     ---------- ---------- ----------


    a) Litigation

    On 11 March 2002, Groupe Canal+ S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group, filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California. The complaint purports to allege claims for unfair competition, copyright infringement, violating the Digital Millennium Copyright Act, tortious interference with contract and prospective economic advantage, conspiracy, violation of the Racketeer Influenced and Corrupt Organizations Act and violations of the Communications Act. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. On 1 October 2002, Canal+ and NDS agreed to a stay of all proceedings pending regulatory approval of the purchase of the Italian pay TV businesses owned by Vivendi by The News Corporation Limited (NDS' parent). Regulatory approval was given on 2 April 2003. The action will be dismissed with prejudice upon the consummation of the purchase. On 27 September 2002, EchoStar Communications Corporation and several affiliates asked the court's permission to intervene in the action, asserting that they have claims similar to those asserted by Canal+. Additionally, on 23 October 2002 MEASAT Broadcast Network Systems Sendirian Berhad requested permission to intervene in the action and on 24 December 2002 Sogecable S.A. the owner of Canal Satelite Digital, a Spanish satellite broadcaster and a customer of Canal+ Technologies similarly requested permission to intervene. These motions were heard on 3 April, 2003. The court reserved decision. Upon dismissal of the action, NDS believes all motions to intervene pending at that time will become moot. The Directors do not believe that it is appropriate to make any further provision in the financial statements relating to this matter. Any further costs incurred will be recorded in financial statements for future periods.
    In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. The suit, most of which has now been dismissed (see below), purported to allege misappropriation of trade secrets, breach of contract, fraud and statutory violations relating to NDS' provision of conditional access services to DIRECTV. The suit sought unspecified damages and injunctive relief. The allegations are substantially similar and related to a complaint in a prior action commenced by DIRECTV that was dismissed with prejudice in February of 2002. NDS believes that these allegations as well as the additional ones in the complaint were and are without merit and a pretext designed to enable DIRECTV to circumvent restrictions on DIRECTV's future use of NDS' technology and filed a motion to dismiss the claims. On 21 January 2003 Judge Audrey B. Collins of the United States District Court for the Central District of California dismissed most of the claims made by DIRECTV. The Court dismissed in their entirety claims brought by DIRECTV alleging fraud, breach of warranty and violation of the Federal Communications Act. The Court also dismissed the bulk of five other DIRECTV claims, including those for breach of contract, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and statutory violations. DIRECTV's remaining claims, which NDS maintains are meritless, relate to one alleged incident of misappropriation of trade secrets.
    NDS intends to continue to defend the action vigorously. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer, alleging that DIRECTV and the chip manufacturer misappropriated NDS' trade secrets and proprietary information, conspired to infringe NDS' patents, colluded to unfairly compete and breached agreements and licences restricting the use of NDS' intellectual property. On 24 March 2003 the Court denied in its entirety DIRECTV's motion to dismiss NDS's counterclaims thereby confirming that all NDS's counterclaims against DIRECTV survive. The parties have recently undertaken efforts to resolve the matters in dispute.
    On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ and EchoStar's claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.
    The costs of dealing with these matters have been expensed as incurred and shown as an exceptional item. Any further costs incurred will be recorded in financial statements for future periods.

    b) Write down of investments

    During the quarter ended 31 March 2003 it became apparent to the Directors that there was little prospect of extracting value from the Group's investment in a technology venture capital fund and accordingly full provision has been made against the carrying value.

    c) Surplus premises

    During the previous financial year, as part of a review of NDS worldwide operations, it was decided to close and dispose of a number of premises. The costs of closure include an estimate of rental payments which NDS is obliged to pay until the end of the relevant lease periods, the write-off of leasehold improvements and surplus equipment and other payments to terminate contracts.

    3. Investment in associated undertaking

    In December 2002, NDS acquired certain assets from its associated undertaking, ADSR Limited and obtained the repayment of loans to that company. NDS then sold its shares in ADSR Limited for a nominal sum.

    4. Earnings per share

    In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by exceptional costs and the amortisation of intangible assets acquired as part of a business combination. A reconciliation of the profits used in the calculations is as follows:

                                     3 months   3 months
                                       ended      ended
                                      31 March   31 March
                                        2003       2002
                                      GBP'000    GBP'000

Net profit                               7,124      9,045

Add back    Amortisation of
 intangibles                             2,514      1,724
        Exceptional items                1,052          -
Tax effect of the above                   (320)         -

                                     ---------- ----------
Adjusted net profit                     10,370     10,769
                                     ---------- ----------


                                     9 months   9 months     Year
                                       ended      ended      ended
                                      31 March   31 March   30 June
                                        2003       2002       2002
                                      GBP'000    GBP'000    GBP'000

Net profit                              18,876     24,871     30,678

Add back    Amortisation of
 intangibles                             7,544      5,170      7,350
        Exceptional items                3,349          -      3,826
Tax effect of the above                 (1,288)         -     (1,220)

                                     ---------- ---------- ----------
Adjusted net profit                     24,481     30,041     40,634
                                     ---------- ---------- ----------

    The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potentially dilutive share options and shares issued in connection with, but after, the acquisition of Orbis Technology Limited ("Orbis")) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

Period                                 Weighted            Weighted
                                    average shares      average number
                                       in issue          of potential
                                                            shares

3 months to 31 March 2003              53,984,681          53,813,451
3 months to 31 March 2002              53,346,355          54,552,714

6 months to 31 March 2003              54,020,913          54,009,093
6 months to 31 March 2002              53,285,215          54,806,124

Year ended 30 June 2002                53,347,593          54,659,952

    5. Share capital and reserves

    Movements on consolidated capital and reserves and reconciliation of movements in shareholders funds for the nine months ended 31 March 2003 are as follows:

         Equity   Share    Non-   Shares   Capital   Profit   Total
          share    pre-    equity  to be    contri-    and    share-
          capi-   mium &   share   issued   bution    loss    holders'
           tal    merger   capi-                     account   funds
                    re-     tal
                   serve
         ------- -------- ------- -------- -------- ------------------
         GBP'000 GBP'000  GBP'000 GBP'000  GBP'000  GBP'000  GBP'000

As at 30
 June
 2002       337  163,262  42,000   14,333  133,265  (189,389) 163,808
Profit
 for the
 period       -        -       -        -        -    18,876   18,876
Shares
 issued       2   14,331       -  (14,333)       -         -        -
Share
 options      -        -       -        -        -        35       35
Foreign
 ex-
 change
 move-
 ment         -        -       -        -        -      (571)    (571)

         ------- -------- ------- -------- -------- ------------------
As at 31
 March
 2003       339  177,593  42,000        -  133,265  (171,049) 182,148
         ------- -------- ------- -------- -------- ------------------

    During the nine months ended 31 March 2003, 306,648 Series A ordinary shares were issued as the final installment due in respect of the acquisition of Orbis Technology Limited. As at 31 March 2003, there were 53,984,681 shares in issue.

    CONTACT: NDS Group plc
             Margot Field (Media)
             Tel: +44 (0) 208 476 8158
             E-mail: mfield@ndsuk.com
                 or
             Golin Harris UK
             Giles Morgan
             Tel: +44 (0) 207 898 3467
             E-mail: gmorgan@golinharris.com
                 or
             Breakaway Communications US
             Kelly Fitzgerald
             Tel:  +1 212 590 2555
             E-mail: kfitz@breakawaycom.com